January 18, 2013

VIA FEDERAL EXPRESS AND EDGAR TRANSMISSION

Mr. Brian Cascio

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Phone: 202-551-3676

Re:	HeartWare International, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 27, 2012

File No. 001-34256

Dear Mr. Cascio:

On behalf of HeartWare International, Inc. (“HeartWare” or the “Company”), and in connection with the letter dated January 18, 2013 and addressed to your attention from Stephen T. Giove of Shearman & Sterling LLP, which sets forth our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated December 21, 2012 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2011 the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

205 Newbury Street, Suite 101, Framingham, MA 01701 USA        T 508.739.0950        F 508.739.0948        www.heartware.com

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *

If you have any questions concerning the matters referred to in this letter, please call Stephen T. Giove at Shearman & Sterling LLP at (212) 848-7325.

Sincerely,

/s/ Lauren Farrell

Lauren Farrell

Vice President, Finance

cc:	Peter McAree, Chief Financial Officer

Lawrence J. Knopf, General Counsel

Stephen T. Giove / Shearman & Sterling LLP

Julie Sherman / Securities & Exchange Commission

Martin James / Securities & Exchange Commission

205 Newbury Street, Suite 101, Framingham, MA 01701 USA        T 508.739.0950        F 508.739.0948        www.heartware.com